File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 885, Tranche No. 02

CAD750,000,000 4.60 percent Notes due March 1, 2029, as from January 23, 2024 to be consolidated and form a single series with the Bank’s CAD500,000,000 4.60 percent Notes due March 1, 2029 issued on October 12, 2023 (Series No. 885, Tranche No. 01)

Filed pursuant to Rule 3 of Regulation IA

Dated: January 23, 2024

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of CAD750,000,000 4.60 percent Notes due March 1, 2029, Series No. 885, Tranche No. 02 (the “Notes”), as from January 23, 2024 to be consolidated and form a single series with the Bank’s CAD500,000,000 4.60 percent Notes due March 1, 2029 issued on October 12, 2023 (Series No. 885, Tranche No. 01), under the Bank’s Global Debt Program. The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (both previously filed); and the Terms Agreement dated January 18, 2024 (the “Terms Agreement”) and the Pricing Supplement dated January 18, 2024 (the “Pricing Supplement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item	1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per
Note: 104.330%	0.0462%	104.2838%
Total: CAD792,210,000.00	CAD346,500.00	CAD791,863,500.00

Item	4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item	5. Other Expenses of Distribution

Not applicable.

Item	6. Application of Proceeds

See Item 1 “Use of Proceeds” under “General Information / Additional Information Regarding the Notes” in the attached Pricing Supplement.

Item	7. Exhibits

(A)	Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 10, 2023

(B)	Pricing Supplement

(C)	Terms Agreement

1	The Bank has agreed to indemnify the Underwriters against certain liabilities.
2	Plus accrued interest from October 12, 2023, which is expected to be CAD9,735,000.00 as of January 23, 2024.

Exhibit A

March 10, 2023

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)	The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch (the “Global Agency Agreement”); and

6)	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the “FRBNY Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e)

Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macrì

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 885

Tranche No.: 2

CAD750,000,000 4.60 percent Notes due March 1, 2029 (the “Notes”) as from January 23,

2024, to be consolidated and form a single series with the Bank’s CAD500,000,000 4.60%

Notes due March 1, 2029, issued on October 12, 2023 (the “Series 885 Tranche 1 Notes”)

Issue Price: 104.330 percent plus 103 days’ accrued interest

Application has been made for the Notes to be admitted to the

Official List of the Financial Conduct Authority and

to trading on the London Stock Exchange plc’s

UK Regulated Market

BMO Capital Markets

CIBC Capital Markets

RBC Capital Markets

TD Securities

The date of this Pricing Supplement is January 18, 2024.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom (“UK”) Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”) or the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”)). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See “General Information—Additional Information Regarding the Notes—Matters relating to UK MiFIR” below.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1.	(a) Series No.:	885

	(b) Tranche No.:	2

2.	Aggregate Principal Amount:	CAD750,000,000 As from the Issue Date, the Notes will be consolidated and form a single series with the Series 885 Tranche 1 Notes.

3.	Issue Price:	CAD792,210,000, which amount represents the sum of (a) 104.330 percent of the Aggregate Principal Amount plus (b) the amount of CAD9,735,000 representing 103 days’ accrued interest, inclusive.

4.	Issue Date:	January 23, 2024

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

5.	Form of Notes (Condition 1(a)):

Registered only, as further provided in paragraph 9(c) of “Other Relevant Terms” below

See also “Additional Information regarding the Description of the Notes—Form, Denomination and Registration” below.

6.	New Global Note:	No

7.	Authorized Denomination(s) (Condition 1(b)):	CAD1,000 and integral multiples thereof

8.	Specified Currency (Condition 1(d)):	Canadian Dollars (“CAD”) being the lawful currency of Canada

9.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	CAD

10.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	CAD

11.	Maturity Date (Condition 6(a); Fixed Interest Rate):	March 1, 2029

12.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

13.	Interest Commencement Date (Condition 5(III)):	October 12, 2023

14.	Fixed Interest Rate (Condition 5(I)):

	(a) Interest Rate:	4.60 percent per annum

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

(b) Fixed Rate Interest Payment Date(s):

Semi-annually in arrears on March 1 and September 1 in each year, commencing with a short first coupon on March 1, 2024, up to and including the Maturity Date.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

	(c) Business Day Convention:	Following Business Day Convention

	(d) Fixed Rate Day Count Fraction(s):	Actual/Actual Canadian Compound Method, which means when calculating interest for a full semi-annual fixed rate interest period, the day count convention is 30/360 and when calculating interest for a period other than a full semi-annual fixed rate interest period, the day count convention is Actual/365 (Fixed).

15.	Relevant Financial Center:	London, Toronto, New York

16.	Relevant Business Day:	London, Toronto, New York

17.	Issuer’s Optional Redemption (Condition 6(e)):	No

18.	Redemption at the Option of the Noteholders (Condition 6(f)):	No

19.	Governing Law:	New York

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s UK Regulated Market with effect from the Issue Date.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:

CDS Clearing and Depository Services Inc. (“CDS”) and through direct or indirect participation in CDS: DTC, Euroclear Bank SA/NV and Clearstream Banking S.A.

For Clearance and Settlement Procedures, see “Additional Information regarding Clearing and Settlement” below.

3.	Syndicated:	Yes

4.	If Syndicated:

	(a) Liability:	Several

	(b) Joint Lead Managers:	Bank of Montreal, London Branch CIBC World Markets Inc. RBC Dominion Securities Inc. The Toronto-Dominion Bank

5.	Commissions and Concessions:	0.0462% of the Aggregate Principal Amount

6.	Estimated Total Expenses:	The Managers have agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

7.	Codes:

	(a) Common Code:	269743352

	(b) ISIN:	CA458182EL29

	(c) CUSIP:	458182EL2

8.	Identity of Dealers:	Bank of Montreal, London Branch CIBC World Markets Inc. RBC Dominion Securities Inc. The Toronto-Dominion Bank

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

9.	Provisions for Registered Notes:

	(a) Individual Definitive Registered Notes Available on Issue Date:	No

	(b) DTC Global Note(s):	No

	(c) Other Registered Global Notes:	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, as amended from time to time, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto. See “Additional Information regarding the Description of the Notes—Form, Denomination and Registration” below.

10.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

11.	Selling Restrictions

(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

	(b) United Kingdom:	Each of the Managers represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

(c) Singapore:	In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

General Information

Additional Information Regarding the Notes

1.	Use of Proceeds

The net proceeds from the sale of the Notes will be included in the ordinary capital resources of the Bank and, will not be committed or earmarked for lending to, or financing of, any specific loans, projects or programs. The Bank, in partnership with its member countries, works to reduce poverty and inequalities in Latin America and the Caribbean by promoting economic and social development in a sustainable, climate friendly way.

The Bank’s strategic priorities include social inclusion and equality, productivity and innovation and economic integration along with three cross-cutting issues: gender equality and diversity, climate change and environmental sustainability, and institutional capacity and the rule of law. Each strategic priority of the Bank aligns to at least one of the United Nations

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

Sustainable Development Goals (“SDGs”), with all goals covered within the Bank’s institutional strategy, which may be adapted from time to time should the United Nations SDGs definition evolve.

All projects undertaken by the Bank go through the Bank’s rigorous sustainability framework. The framework tracks measurable results, adherence to lending targets and the effectiveness of its environmental and social safeguards. The Bank’s administrative and operating expenses are currently covered entirely by the Bank’s various sources of revenue, consisting primarily of net interest margin and investment income (as more fully described in the Bank’s Information Statement).

2.	Matters relating to UK MiFIR

The Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – Solely for the purposes of the UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is retail clients, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the EUWA, eligible counterparties, as defined in COBS, and professional clients, as defined in UK MiFIR; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the UK MiFIR Product Governance Rules is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturer’s target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, (i) the expression “UK manufacturer” means Bank of Montreal, London Branch and The Toronto-Dominion Bank, (ii) the expression “COBS” means the FCA Handbook Conduct of Business Sourcebook, (iii) the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA and (iv) the expression “UK MiFIR Product Governance Rules” means the FCA Handbook Product Intervention and Product Governance Sourcebook.

Additional Information regarding the Description of the Notes

Form, Denomination and Registration

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO., as nominee of CDS and held by CDS (the “Global Note”). Beneficial interests in the Global Note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Note directly through any of CDS (in Canada), DTC (in the United States)

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

or Clearstream Banking S.A. or Euroclear Bank SA/NV (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. DTC will hold interests on behalf of its participants directly through its account at CDS and Clearstream Banking S.A. and Euroclear Bank SA/NV will hold interests on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank (“Canadian Subcustodians”), which in turn will hold such interests in customers’ securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below under “Definitive Certificates”, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Global Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. (or such other nominees of CDS as an authorized representative of CDS may advise) for the benefit of owners of beneficial interests in the Global Note, including participants of DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV.

Definitive Certificates

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the following limited circumstances: (i) CDS notifies the Bank that it is unwilling or unable to continue as depository for the Notes and a successor depository is not appointed by the Bank within 90 working days after receiving such notice; or (ii) CDS ceases to be a recognized clearing agency under applicable provincial or Canadian federal securities legislation and no successor clearing system satisfactory to the Bank is available within 90 days after the Bank becoming aware that CDS is no longer so recognized, the Bank will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, the Global Note. The Bank may also at any time and in its sole discretion determine not to have any of the Notes held in the form of the Global Note and, in such event, will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, such Global Note.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV to facilitate initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to DTC and linked to Clearstream Banking S.A. and Euroclear Bank SA/NV through the CDS accounts of their respective Canadian Subcustodians.

The Clearing Systems

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depository for Securities Limited (“CDS Ltd.”) After the restructuring, CDS Ltd., incorporated in 1970, remains the holding company for CDS and two other operating subsidiaries. CDS is Canada’s national securities clearing and depositary services organization. Functioning as a service utility for the

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants (“CDS Participants”) include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include certain of the Managers. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralize securities clearing functions through a central securities depositary.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream Banking S.A. participants and or Euroclear Bank SA/NV participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream Banking S.A. and Euroclear Bank SA/NV and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and DTC, Clearstream Banking S.A. or Euroclear Bank SA/NV. Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through DTC, Clearstream Banking S.A. or Euroclear Bank SA/NV participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. DTC participants, Clearstream Banking S.A. participants and Euroclear Bank SA/NV participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream Banking S.A. or Euroclear Bank SA/NV as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream Banking S.A. participants or Euroclear Bank SA/NV participants on such business day. Cash received in Clearstream Banking S.A. or Euroclear Bank SA/NV as a result of sales of Notes by or through a Clearstream Banking S.A. participant or a Euroclear Bank SA/NV participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream Banking S.A. or Euroclear Bank SA/NV cash account only as of the business day following settlement in CDS.

Transfers Between DTC, Clearstream Banking S.A. or Euroclear Bank SA/NV. Cross-market transfers between Clearstream Banking S.A., Euroclear Bank SA/NV and DTC participants will be effected in CDS.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream Banking S.A. participant or Euroclear Bank SA/NV participant, the DTC participant will transmit instructions to DTC on settlement date and the Clearstream Banking S.A. participant or Euroclear Bank SA/NV participant will transmit instructions to Clearstream Banking S.A. or Euroclear Bank SA/NV at least one business day prior to the settlement date. One business day prior to settlement date Clearstream Banking S.A. and on settlement date Euroclear Bank SA/NV, will transmit trade instructions to its respective Canadian Subcustodian. The beneficial interests in the Notes and payments for such beneficial interests will be transferred in CDS by DTC and the respective Canadian Subcustodians for Clearstream Banking S.A. and Euroclear Bank SA/NV.

Although CDS, DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of CDS, DTC, Clearstream Banking S.A. and Euroclear Bank SA/NV, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Additional Information regarding Currency Conversions

Currency Conversions

Initial purchasers are required to make payment in Canadian dollars. The Managers are prepared to arrange for the conversion of U.S. dollars into Canadian dollars to enable United States investors to make payment in Canadian dollars. Each such conversion will be made by such Manager on such terms and subject to such conditions, limitations and charges as such Manager may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable United States laws and regulations. All costs of conversions will be borne by such investors. See “Certain Risk Factors— Notes are subject to exchange rate and exchange control risks if the investor’s currency is different from the Specified Currency” in the Prospectus.

Principal and interest payments in respect of the Notes (including Notes in definitive form issued in exchange for the Global Note as described above under “Definitive Certificates”) are payable in Canadian dollars, but owners of beneficial interests in Notes held through DTC (“DTC Beneficial Owners”) will receive such payments in U.S. dollars, unless they elect, through DTC and its participants, to receive payments in Canadian dollars as set forth below. Payments of principal and interest on Notes held through DTC will be converted to U.S. dollars in accordance with procedures established from time to time by CDS and DTC and paid to Cede & Co. for payment to DTC Beneficial Owners. All costs of such conversion will be borne by DTC Beneficial Owners receiving U.S. dollars by deduction from such payments. If there is no facility in place between CDS and DTC for the exchange of Canadian dollars into U.S. dollars, payment of the aggregate amount due to all DTC Beneficial Owners on the payment date will be made in Canadian dollars outside of DTC, unless alternative arrangements acceptable to both CDS and DTC are made by the Bank. A DTC Beneficial Owner may elect to receive payment in respect of the principal of or interest on the Notes in Canadian dollars by notifying the DTC participant through which its Notes are held on or prior to the applicable record date (in the case of an interest payment)

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

or at least fifteen days prior to maturity (in the case of a principal payment ) of (i) such DTC Beneficial Owner’s election to receive all or a portion of such payment in Canadian dollars and (ii) wire transfer instructions to a Canadian dollar account with respect to any payment to be made in Canadian dollars. Such DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify CDS of such election and wire transfer instructions on or prior to the fifth New York business day after such record date for any payment of interest and on or prior to the tenth day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to CDS, on or prior to such dates, the DTC Beneficial Owner will receive payment in Canadian dollars outside of DTC; otherwise only U.S. dollar payments will be made through DTC. In this paragraph, “New York business day” means a day on which banking institutions in New York, New York are not authorized or obligated by law or regulation to close.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Chief Financial Officer and
General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No.: 885, Tranche 2

CAD750,000,000 4.60 percent Notes due March 1, 2029

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 885, TRANCHE 2, UNDER

THE PROGRAM

January 18, 2024

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agree to purchase from you (the “Bank”) the Bank’s CAD750,000,000 4.60 percent Notes due March 1, 2029 (the “Notes” as from January 23, 2024 to be consolidated and form a single series with the Bank’s CAD500,000,000 4.60% Notes due March 1, 2029, issued on October 12, 2023 (Tranche 1)) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”) at 9:00 a.m. New York time on January 23, 2024 (the “Settlement Date”) at an aggregate purchase price of CAD791,863,500, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to January 9, 2024, 4:50 p.m. London time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by each of the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1.

The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 104.330 percent of the aggregate principal amount (CAD782,475,000) plus 103 days’ accrued interest (CAD9,735,000) less a combined management and underwriting commission and selling concession of 0.0462 percent of the principal amount (CAD346,500). For the avoidance of doubt, the Managers’ aggregate purchase price after the above adjustment is CAD791,863,500.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
(CAD)
Bank of Montreal, London Branch	187,500,000
CIBC World Markets Inc.	187,500,000
RBC Dominion Securities Inc.	187,500,000
The Toronto-Dominion Bank	187,500,000

2.

Payment for the Notes shall be made on the Settlement Date by CIBC World Markets Inc. to the Bank by transfer in immediately available funds to an account designated by the Bank. The Notes shall be issued in the form of a registered global note which shall be registered in the name of CDS & CO. as nominee for CDS Clearing and Depository Services Inc. Delivery of the Notes shall be made to CIBC World Markets Inc. or to their order for the respective accounts of the several Managers on the Settlement Date.

3.

The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and each of the Fed Fiscal Agency Agreement and the Global Agency Agreement, duly executed by the parties thereto;

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Managers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention:    Finance Department

                    Cash Management and Settlements Group

Email:          FIN_CMO@iadb.org

Telephone:   202-623-3131

FOR THE MANAGERS:

c/o CIBC World Markets Inc.

161 Bay Street, 5th Floor

Toronto, ON M5J 2S8

Attn: Government Solutions Group

6.

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

7.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i)	Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)

Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii)

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289) of Singapore (the “SFA”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

8.

The undersigned and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules:

(i)

Each of Bank of Montreal, London Branch and The Toronto-Dominion Bank (the “UK Manufacturer”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes; and

(ii)

the other Managers note the application of the UK MiFIR Product Governance Rules and acknowledge the target market and distribution channels identified as applying to the Notes by the UK Manufacturer and the related information set out in the Pricing Supplement and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

For the avoidance of doubt, nothing in this Terms Agreement or any other agreements, arrangements, or understanding between any of the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the Agreement Establishing the Inter-American Development Bank, international law or other applicable law.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BANK OF MONTREAL, LONDON BRANCH

By:	/s/ Richard Couzens
	Name:	Richard Couzens
	Title:	Managing Director

By:	/s/ Edward Mizuhara
	Name:	Edward Mizuhara
	Title:	Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Martin Corbeil
	Name:	Martin Corbeil
	Title:	Managing Director Head, Government Finance

RBC DOMINION SECURITIES INC.

By:	/s/ Alex Caridia
	Name:	Alex Caridia
	Title:	Managing Director, Head of Global Public Sector Markets

THE TORONTO-DOMINION BANK

By:	/s/ Frances Watson
	Name:	Frances Watson
	Title:	Director, Transaction Advisory

(the foregoing signatories, collectively, the “Managers”)

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
	Name:	Gustavo Alberto De Rosa
	Title:	Chief Financial Officer and General Manager, Finance Department